Exhibit 12.1

V.F. Corporation and Subsidiaries
Computation of Ratio of Earnings to
Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and
Preferred Stock Dividends

	Fiscal Years Ended

	January 3, 2004	January 4, 2003	December 29, 2001	December 30, 2000	January 1, 2000

	(dollars in millions, except per share data)
Earnings before fixed charges:
Income from continuing operations
before income taxes	$599	$562	$369	$427	$583
Plus:
Interest and debt expense	61	71	93	89	72
Interest portion of rental expense [1]	25	21	21	21	20

Earnings before fixed charges	$685	$654	$483	$537	$675

Fixed charges:
Interest and debt expense	$61	$71	$93	$89	$72
Capitalized interest	0	0	0	0	2
Interest portion of rental expense [1]	25	21	21	21	20

Fixed charges	$86	$92	$114	$110	$94

Fixed charges	$86	$92	$114	$110	$94
Preferred stock dividends	2	3	3	3	3

Combined fixed charges and preferred stock
dividends	$88	$95	$117	$113	$97

Ratio of earnings to fixed charges	7.9	7.1	4.2	4.9	7.2

Ratio of earnings to combined fixed charges
and preferred stock dividends	7.7	6.9	4.1	4.7	7.0

[1]Represents one-third of rental expense.